Exhibit 4.18

AMENDMENT NO. 3 TO
BYLAWS
OF
HEAD DISTRIBUTING CO.

Dated August 23, 2004

Section 3.2 of Article III of the Bylaws of Head Distributing Co. is hereby amended to read as follows:

3.2          Number, Election and Term of Office.  The number of directors of the Corporation constituting the entire Board of Directors shall be two, or such other number as may be fixed by resolutions of the Board of Directors or of the shareholders from time to time and, until otherwise determined, shall not be less than one (1) nor more than six (6).  No decrease in the number of directors shall have the effect of shortening the term of an incumbent director.  Except as provided elsewhere in this Section 3.2 and in Section 3.4, the directors shall be elected at each annual meeting of shareholders, or at a special meeting of shareholders called for purposes that include the election of directors, by a plurality of the votes cast by the shares entitled to vote and present at the meeting.  Except in case of death, resignation, disqualification, or removal, the term of each of director shall expire at the next succeeding annual meeting of shareholders.  Despite the expiration of a director’s term, he or she shall continue to serve until his or her successor, if there is to be any, has been elected and has qualified.